North State Bancorp

2002 ANNUAL REPORT

Experience relationship banking.


Accented

GENERAL CORPORATE INFORMATION

Annual Meeting

The 2003 annual meeting of shareholders of North State Bancorp will be held on Thursday, May 8, 2003 at North Ridge Country Club, 6612 Falls of Neuse Road, Raleigh, NC at 4:30 p.m.

Common Stock

North State Bancorp ("the Company") became the parent holding company of North State Bank ("the Bank") on June 28, 2002 as part of the Bank's holding company reorganization. The Company had 1,843,931 shares of common stock outstanding, which were held by approximately 800 holders of record, as of December 31, 2002.

In 2001, the Bank, and in 2002, the Company effected an eleven-for-ten stock split in the form of a ten percent stock dividend. To date, neither the Company nor the Bank has paid any cash dividends. The Company's ability to pay cash dividends is dependent upon the receipt of cash dividends from the Bank. The Bank may not pay cash dividends in its first three years of operations.

Market for Common Stock

There is no public trading market for the Company's common stock. Transactions in the Company's stock are effected by Scott & Stringfellow, Inc., Raleigh, North Carolina, 919-571-1893. To the knowledge of management of the Company, in 2001 and 2002 all sales of the common stock of the Bank, and after June 28, 2002, the Company, were made at a price of $11.00 per share, except for one sale at a price of $9.50 per share in December 2002.

Independent Auditors

Dixon Odom PLLC
Post Office Box 70
Sanford, North Carolina 27331-0070

Regulatory and Securities Counsel

Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607

Form 10-KSB

A copy of North State Bancorp's 2002 Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon written request to Kirk A. Whorf, Senior Vice President and Chief Financial Officer, North State Bancorp, P.O. Box 18367, Raleigh, NC 27619.

Equal Opportunity Employer

As an equal opportunity employer, North State Bank pledges to recruit, hire, train and promote persons in all job classifications, without regard to race, color, religion, sex, national origin, age, disability or veteran status.

Corporate Headquarters

North State Bank
6200 Falls of Neuse Road
Raleigh, North Carolina 27609
919-855-9925

Stock Transfer Agent and Registrar

First Citizens Bank
P.O. Box 29522
Raleigh, North Carolina 27626-0522
1-877-685-0576

TABLE OF CONTENTS

SELECTED FINANCIAL HIGHLIGHTS

	At or for the Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands, except per share data)		
Operating Data:			
Total interest income	$ 7,921	$ 6,249	$ 1,710
Total interest expense	3,116	2,542	534
Net interest income	4,805	3,707	1,176
Provision for loan losses	546	836	587
Net interest income after provision for loan losses	4,259	2,871	589
Total noninterest income	845	352	42
Total noninterest expense	4,154	2963	1,561
Net income (loss)	$ 950	$ 260	$ (930)
Per Common Share Data:			
Earnings per share – basic (1)	$ 0.52	$ 0.14	$ (0.50)
Earnings per share – diluted (1)	0.50	0.14	(0.50)
Book value (1)	9.03	8.51	8.32
Selected Year-End Balance Sheet Data:			
Total assets	$195,478	$124,830	$ 59,654
Loans	118,653	84,256	33,526
Allowance for loan losses	1,845	1,323	587
Short-term borrowings	4,892	4,050	1,629
Long-term debt	6,000	–	–
Deposits	166,431	104,268	42,331
Shareholders' equity	16,647	15,683	15,343
Selected Average Balances:			
Total assets	$156,031	$ 98,142	$ 40,144
Loans	100,701	57,581	15,545
Total interest-earning assets	147,252	92,410	36,518
Deposits	128,602	78,040	23,042
Total interest-bearing liabilities	100,686	56,712	15,896
Shareholders' equity	16,268	15,529	15,772
Selected Performance Ratios:			
Return on average assets	0.61%	0.26%	(3.96%)
Return on average equity	5.84%	1.67%	(10.08%)
Net interest margin	3.26%	4.01%	5.51%
Noninterest expense to average assets	2.66%	3.02%	6.65%
Asset Quality Ratios:			
Nonperforming loans to period-end loans	0.09%	0.03%	0.00%
Allowance for loan losses to period-end loans	1.55%	1.57%	1.75%
Net loan charge-offs to average loans	0.02%	0.17%	0.00%
Capital Ratios:			
Total risk-based capital	14.31%	19.13%	40.62%
Tier 1 risk-based capital	13.06%	17.88%	39.36%
Leverage ratio	8.84%	13.10%	25.68%
Equity to assets ratio	8.52%	12.56%	25.72%
Average equity to average assets	10.43%	15.82%	39.29%
Other Data:			
Number of banking offices	2	2	2
Number of full time equivalent employees	37	32	29

(1) Adjusted for the eleven-for-ten stock splits effected in the form of ten percent stock dividends in 2002 and 2001.

TOTAL ASSETS



$200
$150
$100
$50
$0
$195
$125
$60
2000
2001
2002
(in millions)

TOTAL DEPOSITS



$200
$150
$100
$50
$0
$166
$104
$42
2000
2001
2002
(in millions)

TOTAL LOANS



$120
$100
$80
$60
$40
$20
$0
$119
$84
$34
2000
2001
2002
(in millions)

TOTAL NET INCOME



$1,000
$500
$0
($500)
($1,000)
$950
$260
($930)
2000
2001
2002
(in thousands)



To Our Shareholders, Customers, and Friends,

On behalf of the officers, staff, and directors, I am pleased to report the results of operation for 2002 for North State Bancorp. At year-end, total assets were $195 million, an increase of 56.3% over 2001's year-end total of $125 million. Total deposits and total loans at December 31, 2002 were $166 million and $118 million respectively, both up significantly over the prior year's totals of $104 million and $84 million, respectively. Net income for the year was $950,000, or $.50 per diluted share, compared to net income of $260,000, or $.14 per diluted share, for 2001. This growth and profitability occurred without the addition of new banking offices.

Below are several highlights from 2002:

- Following shareholder and regulatory approval, North State Bancorp was incorporated as the holding company for North State Bank. As our Bank grows, we anticipate being able to take advantage of certain opportunities as a result of the formation of this holding company that otherwise would not be possible.

- We issued our second eleven-for-ten stock split in the form of a 10% dividend, giving North State shareholders one additional share of stock for every ten shares they owned. This was a tangible way we could show appreciation for the trust you placed in us.

- Because of the support we have received from the Garner community since our opening, we broke ground for a new 5,000 square-foot facility to serve that market. Construction is underway and we anticipate opening the doors of the new office in mid-2003.

- Several key individuals joined our Bank, adding to our ability to serve this market and expand our services. Among them are long-time Raleigh banker Steve Salisbury, who is serving as our senior vice president and Raleigh City Executive; Gary Woodlief, who is serving as vice president and senior commercial lender in the Raleigh office; and Chris Bruffey, a Garner native and well-respected banker who is our vice president and Garner City Executive.

- We made a significant investment in new equipment, which enabled us to bring our lockbox/payment processing services in-house. This service will help us pursue key account relationships with property management and other related companies.

Since providing loans to our customers is the primary way we generate income, credit quality is a top priority at our Bank. In 2002, loan losses as a percentage of average loans were 0.02% and nonperforming loans were less than one tenth of one percent of total loans at year-end. Although our loan portfolio remains in sound condition, our loan loss reserve provision for 2002 was 1.55% of total loans, which positions us for these challenging economic times. While net interest income is critical to our growth and earnings, we also are focused on growing noninterest income. Along those lines, our mortgage loan department generated record fees for the year, and I am confident that under Virginia Watson's leadership, this department will continue to contribute to our noninterest income in significant ways.

Growing total banking relationships which generate core deposits is, as always, a priority for our Bank. Throughout 2002, noninterest-bearing deposits as a percentage of total deposits averaged 30%.

We are fortunate to have a committed staff of employees who are passionate about serving our customers. Karen Kilmer, loan administrative assistant in the Raleigh office, exemplifies this commitment. Karen was recently awarded the annual Peggy Murdock Customer Service Award, which was named after an original employee of the Bank who passed away on November 28, 2001 after a valiant battle against cancer. All of our employees are keenly aware that the best way to reward our shareholders is through providing superior customer service.

The vision for North State is to become the highest and best performing bank in Wake County and, in years to come, beyond. By continuing to focus on relationship banking, we will be able to build high quality, mutually beneficial relationships which will sustain our Bank through both good and bad economic periods. As you will read further in this annual report, our customers appreciate our passion for service and our commitment.

In view of recent news about corporate irresponsibility in America, I am reminded of the importance of trust in our business. Our staff, management, and board firmly believe that we must be guided by our core values of integrity, fairness, teamwork, hard work, and consistency, as we conduct the affairs of North State.

As of this writing, it is uncertain whether or not our nation will be at war during 2003, and our national and local economies continue to present challenges. Nevertheless, we will remain clearly and consistently committed to increasing shareholder value through the sound and profitable operation of North State Bancorp.

Because of these times, I hope that all of us will remember to pray for the members of our armed forces and the leaders of our nation as they lead the efforts to preserve our freedom and security.

Thank you for trusting us with your investment. I look forward to seeing you at our Annual Meeting of the Shareholders on May 8, 2003, at North Ridge Country Club at 4:30 p.m.

Very Cordially,



Larry D. Barbour
President and CEO



Executive Management team:
(left to right) Kirk A. Whorf, Sandra A. Temple, Charles A. Washburn, and Judy M. Stephenson.

Invitation *Accepted*

When North State Bank opened its doors in 2000, we issued an invitation. Simply put, we invited customers to experience relationship banking. It is the way we do business. Our intent from the beginning was to offer customers a place to bank where relationships were still important. More important than numbers. More important than account balances. More important than what you learn about someone by filling in blanks and checking boxes.

Customers have responded. They like the idea of *"relationship banking."* It is not only how we do business – it is how they do business with us.

Recently, we asked some of our customers to talk about what relationship banking means to them. We asked if we could share what they said with our shareholders and other customers, as well as people who are considering investing in or banking with North State. We are fortunate they said "yes." What follows is a snapshot of five customers and their experience with us. We appreciate their time in helping us to share this reflection of what it is like to do business with us from a customer's perspective. Most of all, we appreciate their business.

Bill and Dan Tingen

Tingen Construction, Inc., Raleigh, NC

Tingen Construction Company is a Raleigh-based custom home and commercial construction business. Founded in 1980, the firm has been a recipient of several Home Builders' Association *Parade of Home Gold Awards.* Both Bill and Dan believe the key to success in their business is the establishment of trustworthy relationships with customers which leads to a good reputation in the marketplace.

The construction business is cyclical. While we've been riding the crest of the wave recently in a building boom, it is important to have a bank that is more than a fair-weather friend. We need a bank that will see us through the lean years, too. We want a partner, someone who will be there when we want to grow and when we're just holding our own. That's what we've found at North State Bank.

We chose North State because of the experience of the banker we work with directly and because it is a community bank. Community banks, like North State, are focused on what is going on in our community. They know and understand this market and what makes things happen here. They don't make decisions based on conditions that may exist in another area.

At one time, we banked with a large company that was headquartered in another market. One day, they decided the construction business was no longer a business they wanted to be involved in. The worst part about them making this decision was that there was no one at that organization for us to talk to, so we couldn't do anything about it. At North State, they make decisions based on what they know about our local market. Even better, we can talk to people who know us and our business. We have access, and it affects decisions that are made.

As a small business, we use our banker as a sounding board, as we do our attorney and our accountant. Our North State banker is more than a banker; he is a friend. Sometimes as a business owner, you are just too close to your business to be able to see the broader perspective. Our banker provides that perspective. He takes the time to share things such as information that might help us grow. Recently, he made us a loan for construction lots. To purchase these lots outright would have been a drain on cash. Instead, the loan provided our pipeline for the next year, freeing up our cash for other purposes. The bottom line is that without that loan our business could not have grown as it has.

While our business may never have been anything to a big bank, it is to North State. We know people at the bank. We know members of the board. North State is relationship-driven and that means a lot to us. They are committed to serving their clients.



Bill and Dan Tingen

Our North State banker is more than a banker... he is a friend.




P.P.M. INC.
Homeowner Association
Management

Randall and Nancy Tidwell

They're our
"one-stop" financial
services provider.
Any business person will tell you
how important that is.

Randall and Nancy Tidwell

Professional Property Management, Inc., Raleigh, NC

Professional Property Management, Inc. (PPM) is a community association management company with more than 18 years of industry experience. Currently, more than 100 community associations in the Triangle market take advantage of the professionalism and expertise PPM brings to the task of property management. No stranger to relationship-based business, PPM's clients enjoy the company's dedication to developing an active partnership with clients while they strive to protect, preserve, and enhance their clients' real estate investments.

When someone looks for a bank, they're really looking for a banker. We knew we wanted to bank with people who believed in the importance of a personal relationship, and we found that with the bankers at North State. We actually followed them from where they had been before. That personal relationship makes you feel valued. When someone cares about you as a person and as a business person, and is willing to get to know you and what is important to you, that is meaningful.

The most important aspect of banking with North State has been that they took the time to understand our business. To understand how this business works is to know the value of our business. Our bankers are truly interested in how our business works and what we are trying to accomplish. That's why they have been able to help us.

If we could only use one word to describe banking with North State, it would be convenience. They make it easy to bank with them. They're our "one stop" financial services provider. Any business person will tell you how important that is.

When all is said and done, what our relationship with North State has meant to PPM is immeasurable. Without this relationship, without what they offer us, we could not operate our business at this level. They are a partner in every sense of the word.

James L. "Larry" Upchurch, *Senior Pastor and Founder*
Jimmy Carroll, *Co-pastor*
Elaine Hartley, *Financial Director*
Mid-Way Baptist Church, Garner, NC

Mid-Way Baptist Church was founded in 1966 by James L. "Larry" Upchurch. The first services were held in the basement of a home located across the street from the present church campus. Within a year, a worship center was constructed that would seat three hundred people. Since that time, numerous buildings have been constructed to meet the needs of the growing church, including a Family Life Center, an Athletic Center, a Banquet Hall, and a new worship center seating fifteen hundred people. Through its ministry of "building people," current membership has grown to more than 2,000. The church campus encompasses more than seventy-one acres.

At Mid-Way Baptist Church, it is important that we bank with someone who is a person of integrity, someone who takes a personal interest in us and what we are doing, someone who will come through for us when we need them. Our North State banker is a real personal banker. She's been through lots of changes over the years and we've been through changes; through it all, she's been here for us. That's why we went to North State Bank right when they opened, because that is where our banker is.

What we have found at North State is personal service. Smaller banks can offer that while larger banks cannot. The people at the bank know us by name. It's nice that the people know me when I go into the bank ...and that they are glad to see me! The people at North State are friendly and that means something. I look for smiles on people's faces. At North State, I see smiles. That's not true at other banks.

When you have a personal relationship with your banker, it means that person knows and understands your needs. That's important. It also means they communicate your needs to others at the bank so you aren't always starting from square one if someone else gets involved. That's their job – not ours.

We are accountable for how we handle the finances of the church. But when it comes down to it, a church is like any other business. The bank doesn't need to look at us any differently than it would another business. Our business is saving souls, and we operate as a non-profit, but we have bills to pay just like everyone else!

The best way I know to say how I feel about banking with North State Bank is this: it is a pleasure.



Jimmy Carroll, Elaine Hartley, and James L. "Larry" Upchurch

The best way I know to say how I feel about banking with North State Bank is this:
it is a pleasure.



Robert J. "Bob" Ramseur

...they go above and beyond what other banks are willing to do to get it right and to make it work for you. Community banking is just different.

It is about relationships.

Robert J. "Bob" Ramseur

Attorney – Real Estate

Ragsdale Liggett, PLLC, Raleigh, NC

Founded in 1972, Ragsdale Liggett PLLC has an excellent reputation for providing clients with legal expertise across a broad spectrum of needs. Its lawyers have successfully handled client matters ranging from corporate formations and acquisitions to representing clients before the United States Supreme Court.

The firm's areas of specialization are business law, including formations, acquisitions and mergers, and ongoing representation of client matters including tax, capital, financial, regulatory and international issues; litigation, including complex commercial litigation, professional negligence defense, and insurance/reinsurance coverage matters; and real estate, including commercial and development needs from acquisition to disposition.

Commitment at North State Bank starts at the top. You see it in everyone. Even the courier who stops by to pick up our work. To me, that is what sets them apart, their commitment to serving their clients.

As a real estate attorney, my business is transactional. It is fast-paced. I need to be able to get someone on the phone – quickly. The attentiveness they give my business at North State meets my need.

I banked with some of the North State bankers at the financial institution they were with before North State opened. That bank was bought out by a larger one. I stayed for a short period of time but found at a larger bank I was having trouble getting information about my accounts. I had to make too many phone calls. I ended up becoming one of North State's first customers. They actually treat me like a "star" customer. That's a great feeling.

What's different about North State is that they take care of a lot of the headaches normally associated with banking by providing courier service, Online Banking, and other services. Whether it is something that is faxed, deposited, wired or whatever, they go above and beyond what other banks are willing to do to get it right and to make it work for you.

What they say about themselves at North State is that they are about relationship banking. They're right. I make referrals and the bank follows up on them. They're very responsive. Community banking is just different. It is about relationships.

When I talk to colleagues about what they're looking for in a bank, I tell them about North State. I share with them that you don't have to worry about day-to-day stresses. North State bankers are attentive to detail. If a mistake is made, they fix it quickly. They make banking convenient for their customers. What else could someone want?

Dr. Julia Zervos

Dentist

Raleigh, NC

Dr. Julia Zervos practices dentistry along with her associate, Dr. Amy Banks, in a new suite of offices built specifically for the practice in North Raleigh, off Six Forks Road behind The Forum office complex. The dental practice, for both general and cosmetic dentistry, has been in business for about twelve years.

When I first met my banker at North State, it was in 1991 and he was with another bank. At that time, I think all I had in the world was a 1986 pickup truck. This banker believed in me and helped me get started when I didn't have any money. He saw me as a person, and looked beyond the fact that I did not fit into a "box" he could conveniently check. He made the decision to support me based just on me. I think he saw the value of a hard worker. I will never forget it.

That is just not the way larger banks do business. I don't think it is that the bankers won't do it, they just can't. Service is better at a smaller bank where they can look at customers as individuals and make decisions that may involve coloring outside the lines a bit.

More recently, when I wanted to build a facility to house our offices, our banker, now at North State, went to bat for me again, giving us the financing we needed to make this dream come true. I had designed these offices myself over a number of years, creating a place I thought clients would enjoy coming and staff members would enjoy working – and here it is! I have a list of people who helped me get into this space and North State Bank is near the top of the list. This information is shared with other people, particularly other doctors and dentists, who come to see the office and some who are thinking of moving to this area.

I always tell other young professionals about my banker and about North State Bank. It is the least that I can do. I don't wait for people to tell me they're unhappy with their current bank, I just tell them about North State and what they've done for me.

Beyond how they have helped my vision for my practice become a reality, they make me feel welcome whenever I go to the bank. That's important to me.

A word I would use to describe North State Bank would be service. That's what is different. We appreciate the level of service they offer, particularly the courier service. It's invaluable–an absolute gift! As a business person, I can't imagine not having that service now. It is just part of how North State operates – making things easy for their customers.



Dr. Amy Banks and Dr. Julia Zervos

As a business person, I can't imagine not having that service now. It is just part of how North State operates – making things easy for their customers.

Convenience...service...relationships...
partnership...access...integrity...commitment.

We could not have said it better ourselves. Thank you, again, to these customers for sharing their thoughts and for allowing us to share them with you.

The invitation to bank with North State Bank is open:

Experience relationship banking.



The purpose of the following discussion is to provide the reader with a concise understanding of the performance and financial condition of North State Bancorp and Subsidiary.

DESCRIPTION OF BUSINESS

We are a commercial bank holding company that was incorporated on June 5, 2002. We have one subsidiary, North State Bank, which we acquired on June 28, 2002 as part of the Bank's holding company reorganization. Our only business is the ownership and operation of North State Bank.

North State Bank is a North Carolina chartered banking corporation. North State, which offers a full array of commercial and retail banking services, opened for business on June 1, 2000. Through North State, we presently operate two full-service banking offices located in Raleigh and Garner, North Carolina. Our principal customers consist of individuals and small-to medium-sized businesses, including professional firms, small businesses, churches, property management companies, and others who value a mutually beneficial banking relationship.

FINANCIAL CONDITION

December 31, 2002 and 2001

We continued to experience significant growth in our second full calendar year of operations. Total assets as of December 31, 2002 were $195.5 million, an increase of $70.7 million or 57% from December 31, 2001. This growth in assets was principally funded by deposits, which grew $62.1 million during the year ended December 31, 2002. Included in this growth, was an increase in noninterest bearing deposits of $24.1 million or 67.3% from December 31, 2001. This increase was a result of our concentrated efforts in relationship banking and targeting selected market segments. The funds generated from deposit growth were primarily invested in loans, which increased $34.4 million, and investments and federal funds sold, which increased $32.0 million during the year.

RESULTS OF OPERATIONS

Years Ended December 31, 2002 and 2001

Overview. For the year ended December 31, 2002, our net income was $950,000 compared to $260,000 for the year ended December 31, 2001. Diluted net income per share of common stock was $.50 in 2002 compared to $.14 per share in 2001. Return on average assets was 0.61% in 2002 versus 0.26% in 2001.

Net Interest Income. Net interest income was $4.8 million for the year ended December 31, 2002, an increase of $1.1 million or 29.6% over the year ended December 31, 2001. The increase in net interest income was primarily a reflection of the overall increase in average earning assets, which increased by $54.8 million in 2002 as compared to 2001. Average loans for 2002 increased $43.1 million or 74.9% from 2001, while the average balance of investments and other interest earning assets increased $11.7 million or 33.7%. While all categories of loans increased, the largest increase was in commercial and real estate construction lending. Increases in interest income were partially offset by growth in average interest-bearing liabilities, which increased $44.0 million or 77.5% in 2002 as compared to 2001.

Our management of interest rates was effective as the interest rate spread for 2002 was 2.28% as compared to 2.29% in 2001, despite the continuing downward trend in interest rates in 2002. Our net interest margin, which is computed by dividing net interest income by total interest-earning assets, was 3.26% for 2002 and 4.01% in 2001, with the decrease resulting from growth as opposed to an unfavorable rate trend for our company.

Provision for Loan Losses. We recorded a $546,000 provision for loan losses in 2002, representing a decrease of $290,000 from the $836,000 provision made in 2001. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by us. In evaluating the allowance for loan losses, we consider factors that include growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and other relevant factors. In both 2002 and 2001, the provision for loan losses was made principally in response to growth in loans, as total loans outstanding increased by $34.4 million in 2002 and by $50.7 million in 2001. In addition, net loan charge-offs were $24,000 in 2002, a decrease of $76,000 from net loan charge-offs of $100,000 in 2001. At December 31, the allowance for loan losses was $1.8 million for 2002 and $1.3 million for 2001, representing 1.55% and 1.57%, respectively, of loans outstanding. Nonperforming loans at December 31, 2002 totaled $111,000 compared to $25,000 at December 31, 2001.

Noninterest Income. Noninterest income is derived from activities such as service fees on deposit and loan accounts, commissions earned on the sale of investment products and income from mortgage lending operations. Noninterest income increased $493,000 or 140% in 2002. Fees earned on deposit accounts increased by $278,000 as a result of deposit growth and implementation of new fee schedules and programs during the year. Income from mortgage lending also showed pronounced growth, increasing $267,000. During the latter part of 2001, we significantly expanded our mortgage operations with additional personnel, and the resulting increase in income was immediate and sustained throughout 2001 and 2002. Mortgage operations are expected to continue to be a key contributor to noninterest income in the future.

Noninterest Expense. Noninterest expense includes salaries and benefits paid to employees, occupancy and equipment expenses, and all other operating costs. Noninterest expense increased $1.2 million for the year ended December 31, 2002 compared to the year ended December 31, 2001. Salaries and employee benefits comprised the largest portion of noninterest expense for 2002 and increased $770,000 compared to 2001. This reflects an increase in additional staffing added throughout the year. Occupancy increased $97,000, as we expanded our operations area to both better accommodate current operations plus allow for future expansion. In the aggregate, noninterest expense as a percentage of average total assets was 2.66% for 2002, down from 3.02% for 2001.

Income Taxes. We recorded no income tax expense for the years ended December 31, 2002 and 2001, despite having income before income taxes, because of recognition of previously generated deferred tax assets.

LIQUIDITY

Our liquidity is a measure of our ability to fund loans, withdrawals and maturities of deposits, and other cash outflows in a cost effective manner. Our principal sources of liquidity are deposits, scheduled payments and prepayments of loan principal, maturities of investment securities, access to liquid assets, and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

Liquid assets (consisting of cash and due from banks, interest-earning deposits with other banks, federal funds sold, and investment securities classified as available for sale) comprised 38.7% and 32.0% of our total assets at December 31, 2002 and 2001, respectively.

We have been a net seller of federal funds, as our liquidity has exceeded our need to fund new loan demand. Should the need arise, we would have the capability to sell securities classified as available for sale or to borrow funds as necessary. We have established credit lines with other financial institutions to purchase up to $18.5 million in federal funds. As a member of the Federal Home Loan Bank of Atlanta, we may obtain advances up to 10% of our bank's assets. As another source of short-term borrowings, we also utilize securities sold under agreements to repurchase. At December 31, 2001, borrowings consisted of securities sold under agreements to repurchase of $4.0 million. In addition, we utilized our membership in the Federal Home Loan Bank of Atlanta to obtain $6.0 million in additional funding during the calendar year ended December 31, 2002.

Total deposits were $166.4 million and $104.3 million at December 31, 2002 and 2001, respectively. Time deposits, which are the only deposit accounts that have stated maturity dates, are generally considered to be rate sensitive. Time deposits represented 35% and 31%, respectively, of total deposits at December 31, 2002 and 2001. Time deposits of $100,000 or more represented 15% and 10%, respectively, of our total deposits at December 31, 2002 and 2001. We believe that most of these time deposits are relationship-oriented. While we will need to pay competitive rates to retain these deposits at their maturities, there are other subjective factors that will determine their continued retention. Based upon prior experience, we anticipate that a substantial portion of outstanding certificates of deposit will renew upon maturity.

We believe that current sources of funds provide adequate liquidity for our current cash flow needs.

CAPITAL

A significant measure of the strength of a financial institution is its capital base. Federal bank regulators have classified capital into the following components: (1) Tier I capital, which includes common shareholders' equity and qualifying preferred equity, and (2) Tier II capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt, and preferred stock which does not qualify as Tier I capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines which require a financial institution to maintain capital as a percentage of its assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A financial institution is required to maintain, at a minimum, Tier I capital as a percentage of risk-adjusted assets of 4.0% and combined Tier I and Tier II capital as a percentage of risk-adjusted assets of 8.0%. In addition to the risk-based guidelines, federal regulations require a financial institution to maintain a minimum leverage ratio (Tier I capital as a percentage of tangible assets) of 4.0%. Our bank's equity to assets ratio was 8.52% at December 31, 2002. Because our only significant asset is our investment in North State Bank, information concerning capital ratios is essentially the same for our company and our bank. As the following table indicates, at December 31, 2002 we exceeded our regulatory capital requirements.

	At December 31, 2002		
	Actual Ratio	Minimum Requirement	Well-Capitalized Requirement
Total risk-based capital ratio	14.31%	8.00%	10.00%
Tier 1 risk-based capital ratio	13.06%	4.00%	6.00%
Leverage ratio	8.84%	4.00%	5.00%

We expect that our company and our bank will remain "well-capitalized" for regulatory purposes, although we might need additional capital in the future due to greater-than-expected growth or other reasons.

FORWARD-LOOKING INFORMATION

Statements contained in this annual report, which are not historical facts, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Amounts herein could vary as a result of market and other factors. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents we file with the U.S. Securities and Exchange Commission from time to time. Such forward-looking statements may be identified by the use of such words as "believe," "expect," "anticipate," "should," "might," "planned," "estimated," and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, expected or anticipated revenue, results of operations and business of our company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to, changes in interest rates, deposit flows, loan demand, real estate values, general economic conditions, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; our limited operating history; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.



DIXON ODOM PLLC
Certified Public Accountants and Consultants

To the Shareholders and the Board of Directors
North State Bancorp
Raleigh, North Carolina

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of North State Bancorp and Subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended (not presented herein); and in our report dated March 4, 2003, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2002 and 2001, and the related condensed consolidated statements of operations for the years then ended, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Dixon Odom PLLC

Sanford, North Carolina
March 4, 2003

NORTH STATE BANCORP
CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and due from banks	$ 11,458,397	$ 7,891,464
Interest-earning deposits with banks	1,752,116	2,179,605
Federal funds sold	30,706,000	12,044,000
Investment securities available for sale, at fair value	31,750,295	18,384,202
Loans	118,652,792	84,255,528
Less allowances for loan losses	1,845,088	1,322,910
NET LOANS	116,807,704	82,932,618
Accrued interest receivable	557,804	504,822
Stock in the Federal Home Loan Bank of Atlanta, at cost	300,000	97,100
Premises and equipment	1,677,252	723,908
Other assets	468,808	72,174
TOTAL ASSETS	$ 195,478,376	$ 124,829,893
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Demand	$ 59,850,297	$ 35,803,775
Savings, money market, and NOW	48,410,927	35,836,667
Time	58,169,722	32,627,496
TOTAL DEPOSITS	166,430,946	104,267,938
Accrued interest payable	643,946	550,782
Short-term borrowings	4,892,022	4,049,763
Long-term debt	6,000,000	–
Accrued expenses and other liabilities	864,187	278,125
TOTAL LIABILITIES	178,831,101	109,146,608
Shareholders' equity:		
Preferred stock, no par value, 1,000,000 shares authorized, none issued	–	–
Common stock, $1 par value, 10,000,000 shares authorized; 1,843,931 issued and outstanding at December 31, 2002	1,843,931	–
Common stock, $5 par value, 10,000,000 shares authorized; 1,676,281 issued and outstanding at December 31, 2001	–	8,381,405
Additional paid-in capital	14,396,209	7,858,735
Accumulated earnings (deficit)	279,096	(670,589)
Accumulated other comprehensive income	128,039	113,734
TOTAL SHAREHOLDERS' EQUITY	16,647,275	15,683,285
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 195,478,376	$ 124,829,893

NORTH STATE BANCORP
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2002 and 2001

	2002	2001
INTEREST INCOME		
Loans	$ 6,638,376	$ 4,644,678
Investments	921,840	768,717
Federal funds sold and deposits in other banks	360,447	835,590
TOTAL INTEREST INCOME	7,920,663	6,248,985
INTEREST EXPENSE		
Money market, NOW, and savings deposits	903,553	1,126,375
Time deposits	1,906,438	1,304,988
Borrowings	306,008	110,631
TOTAL INTEREST EXPENSE	3,115,999	2,541,994
NET INTEREST INCOME	4,804,664	3,706,991
PROVISION FOR LOAN LOSSES	546,370	836,185
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,258,294	2,870,806
NONINTEREST INCOME	845,139	352,118
NONINTEREST EXPENSE		
Salaries and employee benefits	2,320,883	1,551,360
Occupancy and equipment	499,806	402,620
Other	1,333,059	1,009,166
TOTAL NONINTEREST EXPENSE	4,153,748	2,963,146
INCOME BEFORE INCOME TAXES	949,685	259,778
INCOME TAXES	–	–
NET INCOME	$ 949,685	$ 259,778
NET INCOME PER COMMON SHARE		
Basic	$ .52	$ .14
Diluted	$ .50	$ .14
WEIGHTED AVERAGE SHARES OUTSTANDING		
Basic	1,843,931	1,843,931
Diluted	1,889,471	1,845,521

Forrest H. Ball
President
Hartwell Realty, Inc.
Garner, NC

Larry D. Barbour
President and CEO
North State Bancorp
Raleigh, NC

James C. Branch
President
Nova Development Group, Inc.
Raleigh, NC

Honorable Allyson K. Duncan
Partner/Attorney
Kilpatrick Stockton LLP
Raleigh, NC

Charles T. Francis
Vice Chairman of the Board
North State Bancorp
Partner/Attorney
Francis & Austin, PLLC
Raleigh, NC

Glenn E. Futrell
President/Owner
Roanoke Properties Limited Partnership
Manteo, NC

C. Thomas Hendrickson
Attorney/Entrepreneur
Hendrickson Properties
Lookout Ventures, Inc.
Raleigh, NC

Ambassador Jeanette W. Hyde
Private Investments
Raleigh, NC

J. Keith Keener, M.D.
Senior Partner/Physician
Wake Nephrology Associates
Raleigh, NC

Honorable Burley B. Mitchell, Jr.
Former Chief Justice N.C. Supreme Court
Member/Attorney
Womble Carlyle Sandridge & Rice, PLLC
Raleigh, NC

Brigadier General (Retired) Gary H. Pendleton
President/Owner
Preferred Planning & Insurance, Inc.
Raleigh, NC

W. Harold (Hal) Perry
Broker/Owner ReMax United
Secretary/Treasurer
Real Estate Marketing & Consulting, Inc.
Raleigh, NC

Nutan T. Shah
President and CEO
Nine Points, Inc.
Raleigh, NC

Fred J. Smith, Jr.
Chairman of the Board
North State Bancorp
President
Fred Smith Company
Clayton, NC

Jack M. Stancil
President
Stancil & Company
Raleigh, NC

George C. Venters, M.D.
Orthopaedic Surgeon
George C. Venters, M.D., P.A.,
Bone & Joint Surgery Clinic
Raleigh, NC

ADVISORY BOARDS

GARNER ADVISORY BOARD

Jonathan Adams
CPA
Garner, NC

David Bannister
Owner
Greenfield Housing
Garner, NC

Charlene Barbour
Chairman of Garner Advisory Board
North State Bank
President
Management Concepts, Inc.
Garner, NC

Johnny Blankenship
Vice President
Pipeline Utilities, Inc.
Raleigh, NC

Jerry Jones
President
Jones Insurance Agency
Garner, NC

Jim Massengill
Vice President/Corporate Secretary
Massengill & Sons Construction Co.
Garner, NC

Barry Partlo
President
Agri-Supply
Garner, NC

Tracy Pleasant
Secretary/Treasurer
Triangle Auto Sales
Garner, NC

George Rucker
President
Dixie Construction
Garner, NC

RALEIGH ADVISORY BOARD

James P. Baker, Jr.
President
Lundy Group, Inc.
Raleigh, NC

Elbert Boyd
Owner
E. Boyd & Associates
Raleigh, NC

C. Delaine Bradsher
Owner
Bradsher & Bunn, Inc.
Raleigh, NC

Scott D. Dawson, Sr.
President
Engineered Construction Co., Inc.
Raleigh, NC

Reginald L. Dupree
Stancil & Company
Raleigh, NC

David M. Fajgenbaum, M.D.
Chairman Raleigh Advisory Board
North State Bank
Orthopaedic Surgeon
Bone & Joint Surgery Clinic
Raleigh, NC

Leland E. Garrett, Jr., M.D.
Wake Nephrology Associates
Raleigh, NC

Ronald B. Gridley
Clarkston-Potomac
Raleigh, NC

James F. Jordan
Partner
Jordan Law Offices, PA
Raleigh, NC

John E. Lawton
President
HRW, Inc.
Raleigh, NC

Michelle Rich Goode
President
Rich Commercial Realty
Raleigh, NC

R. Lamarr Robinson
R. L. Robinson & Associates
Raleigh, NC

Wayne A. Roper
Partner
Roper & Coleman, PA
Raleigh, NC

MANAGEMENT AND STAFF

EXECUTIVE MANAGEMENT

Larry D. Barbour
President and CEO

Judy M. Stephenson
Executive Vice President
Business Development

Charles A. Washburn
Executive Vice President
Chief Credit Officer

Sandra A. Temple
Senior Vice President
Chief Operations Officer

Kirk A. Whorf
Senior Vice President
Chief Financial Officer

SENIOR VICE PRESIDENT

Stephen R. Salisbury
Raleigh

Constance C. Sprigg
Raleigh

Virginia W. Watson
Mortgage Lending

Phillip T. Whittington, Jr.
Raleigh

VICE PRESIDENT

James M. Brothers, Jr.
Construction Lending

Christopher R. Bruffey
Garner

Walter G. "Gerry" Rogers
Loan Operations

Marlene M. Sparks
Deposit Operations

Gary L. Woodlief
Raleigh

ASSISTANT VICE PRESIDENT

Debra D. Adcock
Project Manager

Iris A. Boger
Cash Management

Stacey S. Koble
Executive Assistant to the CEO

Allison W. Wilkins
Garner

BANKING STAFF

Elizabeth D. Adams
Raleigh

Wendy S. Buchanan
Mortgage Lending

Susan P. Coley
Mortgage Lending

Laura V. Dillard
Mortgage Lending

Paige W. Fly
Raleigh

Dorothy H. Freeman
Raleigh

Phillip A. Frye
Raleigh

Catherine S. Grogan
Raleigh

Pelvia L. Harris
Deposit Operations

Robert L. Hipsher
Operations

Rachel M. Janke
Raleigh

Karen M. Kilmer
Raleigh

Nikki N. McCray
Raleigh

Shelby J. McNeil
Garner

Linda F. O'Dell
Deposit Operations

Debra S. Peoples
Loan Operations

Susan L. Perry
Human Resources

Frances S. Roberts
Loan Operations

Kelly M. Sanchez
Raleigh

Dwight Scott
Operations

Sabrina R. Sorrell
Garner

Thomas W. Tomlinson
Operations

OFFICES

Raleigh Office
Corporate Headquarters
6200 Falls of Neuse Road
Raleigh, NC 27609
919-855-9925

Garner Office
574 Village Court
Garner, NC 27529
919-661-2265

Opening soon at:
835 Hwy. 70E. in Garner

North State Bancorp

P.O. Box 18367, Raleigh, NC 27619

www.northstatebank.com